Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
(A+)/Negative Outlook Credit Rating

Hadera, Israel, October 6, 2009 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that Maalot- Israeli Securities Rating Company Ltd. (an affiliate of Standard and Poor’s) announced a re-rating of (A+) with Negative Outlook for the Company’s debenture series.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il